UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2026

Paul Weibel
Chief Executive Officer
5E Advanced Materials, Inc.
9329 Mariposa Road Suite 210
Hesperia, CA
92344

Re: 5E Advanced Materials, Inc.
Form 10-K for the Fiscal Year ended June 30, 2025
Filed September 29, 2025
File No. 001-41279

Dear Paul Weibel:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation